Amended Exhibit A

dated March 19, 2020

to

SCHRODER Series Trust

Amended and Restated Shareholder Services Plan

dated February 10, 2017

Shareholder Service Fees

Fund	Class of Shares	Maximum Shareholder Service Fee
Schroder Total Return Fixed Income Fund	Investor	Up to 0.15%
Schroder Long Duration Investment-Grade Bond Fund	Investor	Up to 0.15%
Schroder Core Bond Fund	Investor	Up to 0.15%